[LETTERHEAD OF THE ULTIMATE SOFTWARE GROUP, INC.]
VIA FACSIMILE
September 8, 2006
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

RE:	The Ultimate Software Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 File No. 333-107527 Filed March 15, 2006 Forms 8-K Filed April 26, 2006 and July 26, 2006
Dear Ms. Collins:
     On behalf of The Ultimate Software Group, Inc., we are requesting an extension of time to respond to the Staff’s comments to the above-referenced filings as set forth in your letter dated September 5, 2006. In order to adequately respond to the Staff’s comments, we are requesting an additional 10 business days from the deadline provided in your comment letter. If granted such an extension, we will respond to the Staff’s comments pursuant to your September 5, 2006 letter on or before October 3, 2006.
     Thank you for your attention to this matter. If you have any questions or comments regarding this request for an extension, please feel free to contact me at 954.331.7369.

Sincerely,
/s/ Mitchell K. Dauerman
Mitchell K. Dauerman
Executive Vice President and Chief Financial Officer

cc:	James A. FitzPatrick, Jr. Dewey Ballantine LLP